15 January 2009

RECEIVED

2009 JAN 27 A 7:21

ICE OF INTER...
CORPORATE FI...

Legal & General

Legal & General Group
One Coleman Street
London
EC2R 5AA

Telephone: 020 3124 2345
www.legalandgeneralgroup.com

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

09045194

SUPPL

Dear Sirs

12G-2(B) SUBMISSION – EXEMPTION 82-3664

I enclose, on behalf of Legal & General Group Plc, an English company, links to the website for the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- ***Half-Year Results 2008***
  http://www.legalandgeneralgroup.com/investors/results.cfm

- ***Q3 New Business 2008***
  http://www.legalandgeneralgroup.com/investors/results.cfm

Please stamp and return enclosed receipt copy letter.

Yours faithfully,

J W Maddock
Head of Investor Relations

PROCESSED
JAN 29 2009
THOMSON REUTERS

Enc

END

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